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TYPE:  NT 10-QSB
SEQUENCE:  1

                    U.S. SECURITIES AND EXCHANGE COMMISSION
                               WASHINGTON, D.C.

                                  FORM 12b-25

NOTIFICATION OF LATE FILING                     SEC File Number 33-30365-C

[ ] Form 10-K and Form 10-KSB [ ] Form 20-F [ X] Form 10-Q and Form 10-QSB [ ] Form N-SAR

     For Period Ended: June 30, 2000

      [ ] Transition  Report on Form 10-Q
      [ ] Transition Report on Form 10-K
      [ ] Transition  Report on Form  N-SAR
      [ ] Transition  Report on Form 20-F
      [ ] Transition Report on Form 11-K

     For the Transition Period Ended:_________________

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     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

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     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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                        Part I - Registrant Information

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Full Name of Registrant: CCC GLOBALCOM CORPORATION

Former Name if applicable: Emerald Capital Investments, Inc.

Address of Principal Executive Office:
16350 Park Ten Place, Suite 241
Houston, Texas 77084

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                       Part II - Rules 12b-25(b) and (c)

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     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.

[ ] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[x] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b- 25(c) has been attached if applicable.

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                             Part III - Narrative

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     State below in reasonable detail the reasons why Form 10-K and Form 10-KSB, 20-F, 11-K, 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period.

      CCC Globalcom Corporation (the "Company") was, prior to June 12, 2000, named Emerald Capital Investments, Inc. On June 9, 2000, the Company commenced operations in the telecommunications industry though the acquisition of CCC Globalcom, Inc. a Texas corporation ("CCC Texas"). CCC Texas was formed in 1999 to commence operations in the telecommunications industry. CCC Texas has conducted no operations except for its acquisition of Ciera Network Systems, Inc. ("Ciera"). Ciera commenced operations in 1999. Currently, all of the Company's operations are conducted by Ciera. The Company's acquisition of CCC Texas, and as result of such acquisition, the acquisition of Ciera, is accounted for as a reverse merger. Accordingly, for accounting purposes, Ciera is deemed to be the survivor of such acquisitions and the financial statements to be included in the Form 10-QSB for quarters in 1999 are the financial statements of Ciera. The financial statements for the quarters in 2000 will be the consolidated financial statements of CCC Texas and Ciera for the entire period and the financial statements of Emerald since June 9, 2000, the date of the merger.

      As a result of the merger transaction, a change of management, a change in business direction and other changes, the Company needs additional time to complete its financial statements for the quarter ended June 30, 2000.

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                          Part IV - Other Information

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     (1) Name and telephone number of person to contact in regard to this notification:

      Mr. Ziad A. Hakim, President
      CCC GLOBALCOM CORPORATION
      16350 Park Ten Place, Suite 241
      Houston, Texas 77084
      (281) 599-7878

     (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

              [x] Yes    [ ] No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

              [  ] Yes    [X ] No    Presently unknown.

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

CCC Globalcom Corporation has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: August 14, 2000             By:    /s/ Ziad A. Hakim
                                      Ziad A. Hakim
                                      President

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                                   ATTENTION

     Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).